

SECUR**14047865**SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66595 |



## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13

MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Capital Advisors BD, LLC

| | OFFICIAL USE ONLY |
|---|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |
|---|---|

100 Wilshire Blvd., Suite 250

(No. and Street)

Santa Monica                     CA                     90401

(City)                     (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Raben                                             310 691-8760

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875          Los Angeles          CA          90064

(Address)                     (City)                     (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, Bruce Raben _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Capital Advisors BD, LLC _____, as of December 31 _____, 20<u>13</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

J. M. SARSTEDT
Commission # 2024805
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Hudson Capital Advisors BD, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

# Joseph Yafeh CPA, Inc.

*A Professional Accounting Corporation*
**11300 W. Olympic Blvd., Suite 875**
**Los Angeles CA 90064**
**310-477-8150 ~ Fax 310-477-8152**
joeyafeh@cpasocal.com
**PCAOB # 3346**

Report of Independent Auditor

Member
Hudson Capital Advisors BD, LLC
Beverly Hills, California

## Report on the Financial Statements

I have audited the accompanying financial statements of Hudson Capital Advisors BD, LLC (the
Company) which comprise the statement of financial condition as of December 31, 2013 and the related
statements of income, changes in member's equity and cash flows for the year then ended that are filed
pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial
statements

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in
accordance with accounting principles generally accepted in the United States of America; this
includes the design, implementation, and maintenance of internal control relevant to the preparation
and fair presentation of financial statements that are free from material misstatement, whether due to
fraud or error.

## Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I
conducted my audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that I plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures
in the financial statements. The procedures selected depend on the auditor's judgment, including the
assessment of the risks of material misstatement of the financial statements, whether due to fraud or
error. In making those risk assessments, the auditor considers internal control relevant to the
Company's preparation and fair presentation of the financial statements in order to design audit
procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion
on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An
audit also includes evaluating the appropriateness of accounting policies used and the reasonableness
of significant accounting estimates made by management, as well as evaluating the overall
presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2014

## Hudson Capital Advisors BD, LLC
## Statement of Financial Condition
## December 31, 2013

### Assets

| | |
|---|---:|
| Cash and equivalent | $ 47,845 |
| Equipment (net of accumulated depreciation, $8,150) | - |
| **Total Assets** | $ 47,845 |

### Liabilities and Member's Equity

| | |
|---|---:|
| Liabilities | |
| Accrued expenses | 14,962 |
| **Total Liabilities** | 14,962 |
| Member's Equity | |
| Retained earnings | 32,883 |
| **Total Liabilities and Member's Equity** | $ 47,845 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Statement of Income (Loss)**
**For the Year Ended December 31, 2013**

**Revenue**

| | |
|---|---:|
| Fees | $ 525,000 |
| Total Revenue | 525,000 |

**Expenses**

| | |
|---|---:|
| Commission expense | 473,000 |
| Office and administrative fees | 8,940 |
| Professional fees | 15,731 |
| Regulatory fees | 4,734 |
| Rent and parking | 14,460 |
| SIPC fees | 1,313 |
| Technology fees | 4,365 |
| All other expenses | 1,532 |
| Total Expenses | 524,075 |
| **Income Before Tax Provision** | 925 |
| Income Tax Provision | 3,300 |
| **Net Income (Loss)** | $ (2,375) |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2013**

| | |
|---|---:|
| Balance, December 31, 2012 | $ 12,017 |
| Capital addition | 23,241 |
| Net Income (Loss) | (2,375) |
| | |
| Balance, December 31, 2013 | $ 32,883 |

# Hudson Capital Advisors BD, LLC
## Statement of Changes in Financial Condition
## For the Year Ended December 31, 2013

| | |
|---|---:|
| Cash Flows from Operating Activities: | |
| Net income (loss) | $ (2,375) |
| Non cash contribution | 16,110 |
| Changes in operating assets and liabilities: | |
| Accrued expenses | 13,612 |
| | |
| Net cash provided (used) by operating activities | 27,347 |
| | |
| Cash Flows for Acquisition Activities: | - |
| | |
| Cash Flows for Investing Activities: | |
| Capital contribution | 7,131 |
| Cash Flows from Investing Activities | 7,131 |
| | |
| Net decrease in cash | 34,478 |
| | |
| Cash - beginning of the year | 13,367 |
| | |
| Cash - end of the year | $ 47,845 |
| | |
| Supplemental Cash Flow Information | |
| Cash paid for interest | $ - |
| Cash paid for income tax | $ - |
| Non cash contribution | $ 16,,110 |

See accompanying notes to financial statements

## Note 1 – Organization and Nature of Business

Hudson Capital Advisors BD, LLC (the Company), was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary business activities include providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

The Company was a wholly owned subsidiary of Hudson Capital Advisors, LLC (the Former Parent). Effective July 1, 2009, BIR, LLC (the Parent), a company affiliated with a member of the Former Parent, acquired all of the Company's membership interests from the Former Parent.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company whether arising in tort, contract, or otherwise, except as provided by law.

## Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- **Private placements of securities**

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition**
The Company records revenue when fees are earned, generally as the services are rendered to the Company's clients.

**Income Taxes**

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross income tax and a minimum Franchise Tax of $800.

## Note 2 – Significant Accounting Policies (continued)

### Income Taxes (continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

**Depreciation** – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Statement of Changes in Financial Condition** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

## Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

## Note 3 – Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2013**

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash and equivalent | $47,845 | $     - | $     - | $47,845 |

## Note 4 – Related Party Transactions

During the year ended December 31, 2013 an affiliated company provided administrative services to the Company for a total of $20,400 based on the expense sharing agreement.

## .Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $32,883 which was $27,883 in excess of its required net capital of $5,000. The Company's net capital ratio was .45 to 1.

## Note 6 – Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. The Company is however, subject to the annual California LLC tax of $3,300.

## Note 7 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

## Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 to the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

# Hudson Capital Advisors BD, LLC
## Schedule I - Computation of Net Capital Requirement
### Pursuant to Rule 15c3-1
### December 31, 2013

Computation of Net Capital

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 32,883 |
| Less - non allowable assets: | - |
| Net Capital | $ 32,883 |

Computation of Net Capital Requirements

Minimum net aggregate indebtedness -

| | |
|---|---|
| 6.67% of net aggregate indebtedness | $ 998 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 5,000 |
| Excess Capital | $ 27,883 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness | $ 31,387 |

Computation of Aggregate Indebtedness

| | |
|---|---|
| Total liabilities | $ 14,962 |
| Aggregate indebtedness to net capital | 0.45 |

Reconciliation
The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | |
|---|---|
| Net Capital per Company's Computation | $ 35,383 |
| Variance | |
| Accrued taxes | (2,500) |
| Net Capital per Audit Report | $ 32,883 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Schedule II – Computation for Determination of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2013**


A computation of reserve requirement is not applicable to Hudson Capital Advisors BD, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

**Hudson Capital Advisors BD, LLC**
**Schedule III – Information Relating to Possession or Control**
**Requirements under Rule 15c3-3**
**As of December 31, 2013**


Information relating to possession or control requirements is not applicable to Hudson Capital Advisors BD, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

# Joseph Yafeh CPA, Inc.
### A Professional Accounting Corporation
**11300 W. Olympic Blvd., Suite 875**
**Los Angeles CA 90064**
**310-477-8150 ~ Fax 310-477-8152**
joeyafeh@cpasocal.com
**PCAOB # 3346**

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Hudson Capital Advisors BD, LLC
Beverly Hills, California

In planning and performing my audit of the financial statements of Hudson Capital Advisors BD, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2014

# Joseph Yafeh CPA, Inc.
*A Professional Accounting Corporation*
**11300 W. Olympic Blvd., Suite 875**
**Los Angeles CA 90064**
**310-477-8150 ~ Fax 310-477-8152**
joeyafeh@cpasocal.com
**PCAOB # 3346**

Part III
INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE
OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member
Hudson Capital Advisors BD, LLC
Beverly Hills, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hudson Capital Advisors BD, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Hudson Capital Advisors BD, LLC's compliance with the applicable instructions of Form SIPC-7. Hudson Capital Advisors BD, LLC's management is responsible for the Hudson Capital Advisors BD, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers (summary of FOCUS reports filed), noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA
Los Angeles, California
February 25, 2014